Mail Stop 3720

January 9, 2007

Ms. Mary Jane Raymond
Chief Financial Officer
Hudson Highland Group, Inc.
622 Third Avenue
New York, NY 10017

> **Re**: **Hudson Highland Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
>
> **Form 10-Q/A for Fiscal Quarter Ended March 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2006**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2006**
> **File No. 0-50129**

Dear Ms. Raymond:

We have reviewed your supplemental response letter dated November 21, 2006 as well as your filing and have the following comments. As noted in our comment letter dated October 24, 2006, we have limited our review to only the issues addressed in our comments.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2006

Note 2 – Restatement of First Quarter 2006, page 8

1.   We note your response to prior comment 1 and your definitions of permanent placement revenue and permanent placement fall off. Tell us the terms of your agreements with your clients regarding the permanent placement of candidates and the timing of your obligations and rights under the contracts. Please describe for us your basis in the accounting literature for your policy of recording permanent placement revenue at the time of acceptance of the offer of employment. Tell us why you believe it is appropriate to recognize this revenue prior to the candidate beginning work with your client.

Form 10-Q for Fiscal Quarter Ended June 30, 2006

Note 2 – Basis of Presentation and Description of Business, page 7

First Quarter 2006 Restatement and Related Matters, page 7

2.   We note your response to prior comment 2 and have the following additional comments:

- With regards to the adjustment of $923,000, describe for us in more detail why you were not able to determine the appropriate period to which the unbilled accounts receivable related. Clarify whether this unreconciled difference arose during your review of March 31, 2006 balance sheet reconciliations. If so, tell us why you did not also perform a similar recreation of the detailed unbilled accounts receivable sub-ledger as compared to the general ledger balance as of December 31, 2005 to determine whether the error existed as of this date.

- Please provide us with a more detailed materiality analysis addressing why you did not restate your financial statements as of December 31, 2005 to reflect the error of $643,000. Your analysis should address the impact of this error on net income and earnings per share, calculated in accordance with GAAP, for the year ended December 31, 2005 as well as the quarter and six months ended June 30, 2006. In addition, please address each of the qualitative factors discussed in SAB 99.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                                        Sincerely,

                                                        Larry Spirgel
                                                        Assistant Director